                                                                      EXHIBIT 99
--------------------------------------------------------------------------------
Schlumberger    PRESS AND EARNINGS RELEASE
SCHLUMBERGER LIMITED . 227 PARK AVENUE . NEW YORK, NY 10172. FOR FURTHER
INFORMATION: SIMONE CROOK, SCHULMBERGER LIMITED 1-212-350-9432
--------------------------------------------------------------------------------



FOR IMMEDIATE RELEASE: THURSDAY, APRIL 17, 1997

SCHLUMBERGER EARNINGS PER SHARE INCREASE BY 51%;
BOARD APPROVES A 2-FOR-1 STOCK SPLIT


SCHLUMBERGER DECLARES STOCK SPLIT AND QUARTERLY DIVIDEND

New York, April 17--The Board of Directors of Schlumberger Limited voted a two-for-one split of common stock of the Company to the stockholders of record on June 2, 1997. Certificates for the new shares will be mailed on or about
July 11, 1997.

The Board also declared a quarterly dividend of 37.5 cents per share, payable on July 11, 1997, to stockholders of record on June 2, 1997. This dividend of 37.5 cents will be paid only on shares outstanding prior to the above stock split. On the larger number of shares outstanding after this stock split, this is equivalent to a dividend of 18.75 cents per share.

SCHLUMBERGER 1997 FIRST QUARTER EARNINGS

New York, April 17--Schlumberger Limited reported today that 1997 first quarter operating revenue was $2.40 billion, 18.5% higher than the same period last year. Net income of $260 million was 52% above first quarter 1996. After giving effect to the stock split, earnings per share were $0.53, a 51% increase compared to $0.35 a year ago.

Oilfield Services revenue increased 27% while rig count rose 12%. Significant contributions from all activities, spearheaded by Geco-Prakla and Sedco Forex, led to the 84% growth in operating income.

Measurement & Systems revenue was flat. Growth at Electronic Transactions and Automatic Test Equipment was offset by the decline in metering activities, particularly in Electricity & Gas, and by unfavorable currency exchange rates.

Chairman and Chief Executive Officer Euan Baird commented: Oilfie1d Services revenue continues to grow strongly despite the recent weakness in commodity pricing. The continuing robust demand for oil and gas and the heavy investments we are making in new technology and people, make us confident that this type of growth rate is sustainable."

                                     # # #


                                  APPENDIX B